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                                                                    EXHIBIT 23.1

The Board of Directors
Vista Laser Centers of the Pacific, Inc.

     Our report dated August 1, 1996, contains an explanatory paragraph that states that the Company is currently a development stage enterprise and dependent on raising additional financing through a public offering or private placement to meet its current obligations and commitments, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

     We consent to the use of our reports included herein and to the reference to our firm under the headings "Selected Financial Data" and "Experts" in the Prospectus.

KPMG Peat Marwick LLP

Short Hills, New Jersey
September   , 1996